Filed by 3M Company

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: 3M Company

Commission File No.: 1-3285

Date: December 14, 2021

Date: December 14, 2021 December 14, 2021 Neogen to Combine with 3M’s Food Safety Business

Disclaimer 2 Cautionary Notes on Forward Looking Statements This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Actof1995, including statements regarding the proposed transaction between Neogen (“Neogen”), 3M (“3M”) and SpinCo (“SpinCo”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,”“forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of theproposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined Neogen-SpinCo company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements. These forward-looking statements are based on Neogen and 3M current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Neogen and 3M’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit,delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Neogen may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Neogen, 3M and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined Neogen –SpinCo company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Neogen and SpinCo, on the expected timeframe or at all; (6) the ability of the combined Neogen-SpinCo company to implement its business strategy; (7) difficulties and delays in the combined Neogen-SpinCo company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) theoccurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; (14) the risks that the anticipated tax treatment of the proposed transactionisnot obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of 3M; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Neogen and 3M’s reports filed with the SEC, including Neogen and 3M’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive. Any forward-looking statements speak only as of the date of this communication. None of Neogen, 3M or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Important Information About the Transaction and Where to Find It In connection with the proposed transaction, Neogen and SpinCo intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, SpinCo expects to file a registration statement in connection with its separation from 3M. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT Neogen, 3M, SPINCO AND THE PROPOSED TRANSACTION. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. These documents, once available, and each of the companies’ other filings with the SEC, also will be available free of charge onNeogen’s website at http://www.Neogen.com/investor-relations or on 3M’s website at https://investors.3m.com/ir-home/default.aspx. Participants in the Solicitation This communication is not a solicitation of a proxy from any investor or security holder. However, Neogen, 3M and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of Neogen in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Neogen in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise,will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Neogen may be found in its Annual Report on Form 10-K filed with the SEC on July 30, 2021, and its definitive proxy statement relating to its 2021 Annual Meeting of Shareholders filed with the SEC on August 31, 2021. Information about the directors and executive officers of 3M may be found in its Annual Report on Form 10-K filed with the SEC on February 4, 2021, and its definitive proxy statement relating to its 2021 Annual Meeting of Stockholders filed with the SEC on March 24, 2021. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of theSecurities Act of 1933, as amended.

Today’s Presenters John Adent Chief Executive Officer Steve Quinlan Chief Financial Officer Mojdeh Poul Group President, Health Care ï,§ CEO of Neogen Since 2017 ï,§ Previously CEO of Patterson Animal Health and CEO of Animal Health International    § CFO of Neogen Since 2011

Neogen and 3M Food Safety – A Compelling Combination

Creating a Global Leader in Food Security

Neogen	3M Food Safety	Combined Company
A leading pure play food security company, spanning food safety, animal safety and genomics	A leader in food safety solutions	**Broader** product offerings to enhance customer solutions
Comprehensive product offerings and deep customer relationships	A leading Indicator Testing brand with Petrifilm™ and expanded product offering serving a global customer base	**Increased** resources to serve global customers
Double-digit long-term revenue growth track record through strong organic growth and M&A	Double-digit long-term revenue growth track record	**Shared** innovation expertise and customer focus
Established genomics, analytics and blockchain capabilities	Premium margin profile with >95% revenue from consumable products	**~$1 billion** expected revenue trajectory(1)
Strong management team with >2,000 talented employees globally	~470 talented employees globally	**~10%** expected long-term revenue growth rate
		~30% expected EBITDA margin

(1) Estimated revenue for the pro forma company in first 12 months post-close.

4

Combined Company Well-Positioned to Address Global Food Security Challenges

Serving Large and Growing Markets…

	Market Size	LT Growth Rate
Food Safety	$18 – 25 billion	6 – 8%
Animal Safety	$50 – 60 billion	4 – 6%
Genomics	~$1 billion	10 – 15%

…With Attractive Long-Term Fundamentals…

Significant Tailwinds

- Increasing health conscious consumers
- Increasing food allergies
- COVID crisis impact on food safety concerns
- Rising incomes in emerging markets
- Technology innovation leading to broader adoption of testing across supply chain
- Increasing incidents with pathogen contamination

Increasing Supply Chain Complexity



Processor
Manufacturer
Grower
Regulator
Consumer
Retailer
Shipper

…Addressed by a Comprehensive Offering of Global Solutions

Product Mix



Genomics
Indicator Testing
Animal Safety
Other Food Safety
Culture Media
Toxins, Allergens & Residues
Bacterial & Sanitation
~10%
~25%
~20%
% Revenue
~5%
~5%
~10%
~25%

Geographic Mix



Australia
EMEA
Latin America
Asia Pacific
North America
~5%
~15%
~10%
% Revenue
~55%
~15%

Significant opportunity to achieve long-term success in this attractive and rapidly growing category

NEOGEN CORPORATION
5

Transaction Summary Structure &Consideration ï,§Neogen to combine with 3M’s Food Safety businessvia a Reverse Morris Trust transaction –Combined enterprise value of ~$9.3 billion(1) ï,§Neogen shareholders and existing 3M shareholders to own 49.9% and 50.1% of the combined entity, respectively ï,§Implied enterprise value for 3M’s Food Safety business of ~$5.3 billion(1), including $1 billion in new debt to be incurred by 3M’s Food Safety business –Represents an implied multiple of ~32x and ~27x CY 2022E Adjusted EBITDA pre and post run-rate synergies, respectively Operations & Governance ï,§Neogen CEO John Adent to lead the combined company along with executives and personnel from both Neogen and 3M Food Safety Timing & Closing Conditions Synergy Opportunity (1)Based on Neogen’s closing share price as of December 13, 2021. ï,§Total expected run-rate synergies of ~$30 million of EBITDA, to be achieved within 3 years, comprised of: –Run-rate growth synergies of ~$15 million (~$40 million revenue) –Run-rate cost synergies of ~$15 million 6 ï,§ Group President of 3M Health Care Since 2019 ï,§ 3

Combination Aligns With Neogen’s Strategic & Financial Priorities Neogen’s Mission Be a leading company in the development and marketing of solutions for food security 3M Food Safety Neogen’s Vision Continue to play a key role in enhancing the safety, quality and quantity of the global food supply for the rapidly growing world population Strategic Criteria ï,§Enhance product offering and customer base ï,§Advance R&D, manufacturing, technological and commercial capabilities ï,§Expand international presence

Transaction Benefits for 3M and 3M Shareholders

Highly Attractive Combined Company	▪ Combination creates a leading global innovator in food security to help customers protect manufacturing and delivery across the world's food supply chain ▪ Enhanced geographic footprint, innovative product offerings and digitization capabilities, with deeper operational focus and agility to meet customer needs ▪ Tailored capital allocation decisions and flexibility to pursue organic and inorganic growth opportunities ▪ Strategic partner with proven track record as a public company
Significant Value Creation for 3M Shareholders	▪ Unlocks a premium multiple for 3M's Food Safety business in a tax-efficient manner through a "Reverse Morris Trust" transaction structure ▪ The transaction implies an enterprise value for 3M's Food Safety business of ~$5.3 billion(1), including $1 billion in new debt to be incurred by 3M's Food Safety business – Implied multiples for EV / Revenue of ~13x and EV / Adjusted EBITDA of ~32x on a CY 2022E basis ▪ 50.1% ownership provides 3M shareholders with the opportunity to participate in the significant long-term growth potential of a pure play food security innovator

(1) Based on Neogen's closing share price as of December 13, 2021.

8

3M Food Safety At a Glance

Business Highlights

- A leading manufacturer of food safety solutions including Petrifilm™, a globally recognized indicator testing product
- Diversified revenue base with 100,000+ end customers served through distribution (60%) and direct (40%)
- Highly attractive financial profile with revenue CAGR of ~10% since 2000
- Headquartered in the United States; ~470 employees worldwide

Revenue Breakdown by Product



Allergen Testing
<5%
Pathogen Detection
~10%
Sample Handling
~15%
Hygiene Monitoring
~20%
Indicator Testing
~50%

NEOGEN CORPORATION

9

3M Food Safety Product Offerings

	Indicator Testing	Hygiene Monitoring	Sample Handling	Pathogen Detection	Allergen Testing
Revenue Contribution	~50%	~20%	~15%	~10%	<5%
Consumables					
Hardware & Software			N/A		N/A
Revenue From Consumables	~99%	~90%	100%	~95%	100%

Recurring revenue driven by >95% of revenues attributed to consumable products

Hygiene monitoring and pathogen detection categories benefit from corresponding consumables

Assisting with matrix validation for new solutions / applications facilitates long-term relationships

Deep technical engagement and local support facilitates long-term customer relationships in which hardware placements drive recurring revenue from consumable product revenue

10

Neogen At a Glance

Business Highlights

- A leading pure play food security company with comprehensive product offerings spanning food safety, animal safety and genomics and deep customer relationships across the globe
- Highly attractive financial profile
  - 22-year revenue CAGR of ~15%
  - Historical track record of high single-digit organic growth, including ~9% in FY 2021
  - Strong international exposure of ~35% of revenue
- Focus on innovation and new product development
  - ~60 successful products developed over last 2 years
- Headquartered in the United States; >2,000 employees worldwide

Revenue Breakdown

By Product



Genomics
~20%
Culture Media
~10%
Bacterial & Sanitation
~10%
Toxins, Allergens & Residues
~15%
Other Food Safety
~10%
Animal Safety
~35%

By Go-to-Market Strategy



Direct
~60%
Distributor
~40%

By Region



EMEA
~15%
Latin America
~10%
Asia Pacific
~5%
Australia
~5%
North America
~65%

Consumables vs. Hardware



Hardware/ Software
~5%
Consumables
~95%

NEOGEN CORPORATION

11

Neogen’s Product Offerings Food Safety Protecting the Food Supply Animal Safety Ensuring Wellbeing of Livestock & Pets Genomics Improving Food Security Product offerings across Neogen’s food safety, animal safety and genomics platforms help solve our customers’ global food security challenges Corporate and Food Safety Headquarters: Lansing, Michigan Headquarters: Lexington, Kentucky Headquarters: Lincoln, Nebraska ï,§Develop solutions that allow protein producers to make educated breeding decisions ï,§Solutions improve efficiency of herds, help breed associations verify parentage, and enable food safety professionals to identify bacterial strains associated with disease outbreaks ï,§Develop solutions for animal protein, animal performance and companion animal segments ï,§Offer veterinary instruments and supplies, cleaners and disinfectants for farm and veterinary settings, insecticides and rodenticides to limit the spread of disease ï,§Food safety products that reach all segments of the food, beverage and feed industries ï,§Solutions include: rapid diagnostics for the detection of unintended substances, sanitation verification tools and innovative pathogen tests 12

Neogen’s Integrated Offering Covering the Food Security Chain Feed Production Agriculture and Farm Production Consumer Testing and Compliance Processing Diagnostic Screening Biosecurity & Hygiene Genomic Improvement Regulatory Focus Food Security13

Key Attributes for the Combination Combination of complementary food safety businesses creates a leading global pure play food security company with an expected ~$1 billion revenue trajectory(1) 1 Opportunity to accelerate growth and enhance margins due to the synergistic nature of the combined company 7 Expansive product solutions positions the combined company to be a go-to solutions provider for a global customer base 2 Food Safety Strong financial profile; expected double-digit revenue growth and ~30% EBITDA margins 6 Global infrastructure and detailed integration plan in place to optimize value from the combination 5 Complementary, diverse, blue chip customer base 3 Innovation engine to create breakthrough products in existing areas and capitalize on genomics and analytics opportunities 4 (1) Estimated revenue for the pro forma company in first 12 months post-close.14

~$1 billion(1) revenue pure play platform    Combined Company Well-Positioned to Address Global Food Security Challenges Focus Product Offerings Global Presence Customer Base Innovation Neogen + 3M Food Safety ïƒ¼ Serves customers around the world and across the full food security value chain     1 (1) Estimated revenue for the pro forma company in first 12 months post-close.15

2 Expansive Product Offering

Neogen	3M Food Safety	Combined Company


Culture Media
Genomics
Bacterial & Sanitation
~20%
~10%
~10%
% of Revenue
~15%
Toxins, Allergens & Residues
Animal Safety
~35%
~10%
Other Food Safety

~45% Food Safety


Allergen Testing
Pathogen Detection
<5%
~10%
Sample Handling
~15%
% of Revenue
~50%
Indicator Testing
~20%
Hygiene Monitoring

~100% Food Safety


Genomics
Indicator Testing
Animal Safety
~10%
~25%
~20%
% of Revenue
Other Food Safety
~5%
~5%
~25%
~10%
Culture Media
Bacterial & Sanitation
Toxins, Allergens & Residues

~70% Food Safety

Combination improves weighting towards stable growth food safety business with strong positions in attractive product categories

Note: Reflects approximate revenue mix. Bacterial & Sanitation includes Hygiene Monitoring, Sample Handling and Pathogen Detection. Toxins, Allergens & Drug Residues includes Allergen Testing.

NEOGEN CORPORATION
16

Complementary, Diverse, Blue Chip Customer Base 3 Food & Beverage Contract Labs Other Deep relationships with a diverse group of customers across the world better served by the combined company17

4 Robust Innovation Engine

	Neogen		3M Food Safety		Combined Company
Long-Standing History of Innovation	35+ Years	+	35+ Years	→	Combined 70+ Years of Industry-Defining Innovation
Deeply Experienced Team	~110 Scientists & Engineers	+	~90 Scientists & Engineers	→	~200 Scientists & Engineers
Expanded Patent Portfolio	~100 Granted Patents + ~25 Pending Patents	+	~360 Granted Patents + ~125 Pending Patent Applications	→	An Expanded Patent Portfolio with ~460 Granted Patents
Recent Successful New Product Innovations	~60 Successful Products Developed Over Last 2 Years	+	Category Defining Innovation (e.g., Petrifilm™)	→	New Product Innovations Contributing to Enhanced Growth Potential
Fulsome Pipeline of New Product Innovations	~50 New Products in Development and Slated for Launch Over Next 2 Years	+	~5 New Products in Development and Slated for Launch Over Next 2 Years	→	~55 New Products in Development

Combined company will have extensive R&D capabilities with deep knowledge in microbiology, genomics, biochemistry, immunodiagnostics and instruments

NEOGEN CORPORATION
18

Bridgend Global Infrastructure to Capture the Growth Opportunity Canada United States Mexico Chile Argentina Brazil Uruguay Scotland Ireland England Italy India China Australia Neogen Office Genomics Lab 5 Central America Lansing Expansion New Sales & Marketing New Facility New Lansing facility expansion for the future production of PetriFilmTM Bridgend Facility manufactures 3M Food Safety hygiene monitoring products Combined company will cover the globe designing, manufacturing and delivering food security products and services19

5 Detailed Integration Plan in Place

Signing (Today) | Expected Closing (Calendar Q3 2022)

Pre-Signing		
35+ Years of Industry Experience and Comprehensive Due Diligence on 3M Food Safety	Phase I Drive "Day 1" Readiness *Pre-Signing to Close*	Phase II Implement and Execute *Post Close*
Extensive understanding of market dynamics	Refine detailed integration plan to combine Neogen's industry and diligence experience with 3M's industry and integration experience	Implement integration plan, leveraging expertise and experience across Neogen and 3M
Deep product expertise	Define targets and deploy teams	Leverage manufacturing and distribution transition support from 3M
In-touch with customer demands and preferences	Design new centralized org	Construct Lansing expansion and roll-out new IT/ERP system
Proven track record in food safety	Refine scope for IT/ERP buildout	Transition 3M distribution and manufacturing capabilities to Neogen
Established capabilities and know-how	Prepare for Bridgend "Day 1" operations on Neogen footprint	Execute on growth and cost synergy opportunities

Combined company to create a world-class manufacturing and IT footprint through expected net capital investments of ~$150-$175 million over a 3 year period

NEOGEN CORPORATION
20

6 Strong Pro Forma Financial Profile

Expected financial profile in the first full year post closing

	Neogen	3M Food Safety	Combined Company
Revenue	Mid $500 million	Mid $400 million	~$1 billion
Adjusted Gross Margin %	High 40%	Low 60%	Low 50%
Adjusted EBITDA	~$125 million	~$175 million	~$300 million
Adjusted EBITDA Margin	>20%	~40%	~30%
Net Leverage (at closing)			<2.5x

Combination is expected to enhance Neogen's financial profile, with expected double-digit revenue growth and ~30% EBITDA margins

NEOGEN CORPORATION
21

2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 Well-Positioned to Extend Strong Track Record of Growth 6 22-Year CAGR: ~15% (organic + M&A) 22-Year CAGR: ~10% (largely organic) Neogen 3M Food Safety Both Neogen and 3M Food Safety have a long track record of double-digit revenue growth Neogen and 3M Food Safety Revenue Growth (FY2000 – FY2021) Note: Financials reflect fiscal year ending May 31. 22

7 Compelling Value Creation Expected Via Synergies

Growth Synergies	Cross-Sell Opportunities	▪ Comprehensive combined offering of food safety solutions can be delivered to an aggregate global customer base and enhance value through depth and breadth of the portfolio	~$15 million EBITDA Contribution by Year 3 (~$40 million Revenue)
	Increased Resource Allocation	▪ Leverage best practices from Neogen and 3M Food Safety commercial groups ▪ Deploy resources on targeted basis to high potential / high priority opportunities	
Cost Synergies	Cost of Goods Sold	▪ Manufacturing efficiencies ▪ Supply chain initiatives	~$15 million EBITDA Contribution by Year 3
	G&A and Other	▪ Organization optimization	

Targeting EBITDA contribution from growth and cost synergies of ~$30 million by Year 3

NEOGEN CORPORATION

23

Combined company expected to deliver ~10% revenue growth with ~30% EBITDA margins Compelling product offering and footprint to address food security challenges globally and serve a diverse customer base Combination of complementary food safety leaders creating apure play food security company with ~$1 billion revenue trajectory Concluding Perspectives Compelling value creation opportunity for shareholders through synergies and enhanced financial metrics24